As filed with the Securities and Exchange Commission on February 11, 2005

Registration No. 333-121662

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ATP OIL & GAS CORPORATION

(Exact name of Registrant as specified in its charter)

Texas	76-0362774
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

(713) 622-3311

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Albert L. Reese, Jr.

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

(713) 622-3311

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith R. Fullenweider

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2300

Houston, Texas 77002-6760

(713) 758-2222

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2005

4,435,857 Shares

ATP OIL & GAS CORPORATION

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 4,435,857 shares of our common stock for the account of our shareholders named in this prospectus. These shareholders acquired 4,000,000 of the shares directly from us, and 435,857 of the shares directly from a member of our management, in a private placement completed on December 1, 2004. We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders may sell this common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution.”

Our common stock is listed for trading on The NASDAQ National Market under the trading symbol “ATPG.” On February 7, 2005, the last reported sale price of our common stock on NASDAQ was $21.39 per share. The shares covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices.

The address of our principal executive offices is 4600 Post Oak Place, Suite 200, Houston, Texas 77027, and our telephone number is (713) 622-3311.

Investing in our common stock involves risks.

See “Risk Factors,” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2005

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

ADDITIONAL INFORMATION, INCLUDING OUR FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 AND THE NOTES THERETO, AND OUR RECENT QUARTERLY REPORT, IS INCORPORATED IN THIS PROSPECTUS BY REFERENCE TO OUR REPORTS FILED WITH THE SEC. SEE “WHERE YOU CAN FIND MORE INFORMATION.” YOU ARE URGED TO READ THIS PROSPECTUS, INCLUDING THE “RISK FACTORS,” AND OUR SEC REPORTS IN THEIR ENTIRETY.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. The statements contained or incorporated by reference in this prospectus that are not historical facts (including, without limitation, statements to the effect that we “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” or other similar expressions) are forward-looking statements. These forward-looking statements are based on our current expectations, assumptions, estimates and projections concerning future developments and their potential effects on us. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions. They are subject to change based upon various factors, including but not limited to the risks and uncertainties mentioned under “Risk Factors”, and those factors summarized below: These forward-looking statements include statements in the Prospectus, including the exhibits and other documents incorporated by reference, concerning, among other things:

•	projected operating or financial results;

•	timing and expectations of financing activities;

•	budgeted or projected capital expenditures;

•	expectations regarding our planned expansions and the availability of acquisition opportunities;

•	statements about the expected drilling of wells and other planned development activities;

•	expectations regarding natural gas and oil markets in the United States, the United Kingdom and the Netherlands; and

•	estimates of quantities of our proved reserves and the present value thereof, and the timing and amount of future production of natural gas and oil.

When used, or incorporated, in this document or the exhibits hereto, the words “anticipate,” “estimate,” “project,” “forecast,” “may,” “should,” and “expect” reflect forward-looking statements.

i

There can be no assurance that actual results will not differ materially from those expressed or implied in such forward looking statements. Some of the key factors which could cause actual results to vary from those expected include:

•	the timing and extent of changes in natural gas and oil prices;

•	the timing of planned capital expenditures;

•	the timing of and our ability to obtain additional financing on acceptable terms;

•	our ability to identify and acquire additional properties necessary to implement our business strategy and our ability to finance such acquisitions;

•	the inherent uncertainties in estimating proved reserves and forecasting production results;

•	drilling results and operational factors affecting the production of reserves, including the uncertainty in drilling new wells, downhole equipment or similar failures which prevent or reduce production, the failure of production or transportation equipment or pipelines, catastrophic weather-related outages that damage production platforms, delay drilling operations or otherwise delay production and the unavailability of drilling equipment or experienced personnel;

•	the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

•	cost and other effects of legal and administrative proceedings, settlements, investigations and claims, including environmental liabilities which may not be covered by indemnity or insurance;

•	the political and economic climate in the foreign or domestic jurisdictions in which we conduct oil and gas operations, including risk of war or potential adverse results of military or terrorist actions in those areas; and

•	other United States, United Kingdom or Netherlands regulatory or legislative developments that affect the demand for natural gas or oil generally increase the environmental compliance cost for our production wells or impose liabilities on the owners of such wells.

We have summarized other factors that may affect our future business under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our Quarterly reports on Form 10-Q filed with the SEC, our Current Reports on Form 8-K filed with the SEC and our press releases.

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OUR COMPANY

ATP Oil & Gas Corporation, a Texas corporation, was formed on August 8, 1991 and is engaged in the acquisition, development and production of natural gas and oil properties in the Gulf of Mexico and the United Kingdom and Dutch sectors of the North Sea (the “North Sea”). We primarily focus our efforts on natural gas and oil properties with proved undeveloped reserves that are economically attractive to us but are not strategic to major or exploration-oriented independent oil and gas companies.

At December 31, 2003:

•	we had estimated net proved reserves of 303 Bcfe, all of which estimates were prepared by independent reservoir engineers;

•	76% of our net proved reserves was comprised of natural gas;

•	we operated 99% of our proved reserves (on a PV-10% basis);

•	approximately 67% of our proved reserves were located in the Gulf of Mexico with the balance located in the North Sea;

•	we had leasehold and other interests in 50 offshore blocks, 26 platforms and 62 wells, including six subsea wells, in the Gulf of Mexico; and

•	we operated 50 of our 62 wells, including all of our subsea wells, and 85% of our offshore platforms.

Business Strategy

Our business strategy is to enhance shareholder value primarily through the acquisition, development and production of proved natural gas and oil reserves in areas that have:

•	an existing infrastructure of oil and natural gas pipelines and production/processing platforms;

•	geographic proximity to developed markets for natural gas and oil;

•	a significant number of properties that major oil companies, exploration-oriented independents and others consider non-strategic; and

•	a relatively stable history of consistently applied governmental regulations for offshore natural gas and oil development and production.

We believe our strategy has lower risks associated with it than more traditional natural gas and oil exploration. For example, from the inception of operations through September 30, 2004, we have successfully brought to production 36 out of 37 projects with proved undeveloped reserves on properties that were not producing, a 97% success ratio. Using this strategy, our focus is to acquire properties that have already been explored by others, found to contain proved reserves but for various reasons have become non-core or non-strategic to their original owners. For example, larger oil companies from time to time adjust their capital spending or shift their focus to exploration prospects with greater reserve potential. Some projects provide lower economic returns to a larger company due to its cost structure. Also, due to timing or budget constraints, a company may be unable or unwilling to develop a property before the expiration of the lease and desire to sell the property before it forfeits its lease rights. Because of our cost structure, expertise in our areas of focus and our ability to develop projects efficiently, these properties may be economically attractive to us.

We focus on developing projects in the shortest time possible between initial investment and first revenue generated in order to maximize our rate of return. Since we operate a significant number of the properties in which we acquire a working interest, we are able to significantly influence the timing of a project’s development. We typically initiate new development projects by simultaneously obtaining the various required components such as the pipeline and the production platform or subsea well completion equipment. We believe this strategy, combined with our ability to evaluate and implement a project’s requirements, allows us to efficiently complete the development project and commence production quickly.

We believe that the following strengths position us to successfully execute our business strategy:

•	Low Acquisition Cost Structure. Our focus on acquiring properties with minimal cash investment allows us to pursue the acquisition, development and production of properties that may not be economically attractive to others.

•	Technical Expertise and Significant Experience. We have assembled a technical staff with an average of over 22 years of industry experience. Our technical staff has specific expertise in the Gulf of Mexico and North Sea offshore property development, including the implementation of subsea completion technology.

•	Operating Control. As the operator of a property, we are afforded greater control of the selection of completion and production equipment, the timing and amount of capital expenditures and the operating parameters and costs of the project. As of December 31, 2003, we operated 85% of our offshore platforms, all of our subsea wells and all of our properties under development.

•	Employee Ownership. Through employee ownership, we have built a staff whose business decisions are aligned with the interests of our shareholders. As of December 31, 2004, our senior officers and directors own approximately 37% of our common stock.

•	Inventory of Projects. We have a substantial inventory of properties to develop in both the Gulf of Mexico and in the North Sea.

Additional information concerning our Company is included in reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information.” Our principal executive offices are located at 4600 Post Oak Place, Suite 200, Houston, Texas 77027 and our telephone number is (713) 622-3311.

RISK FACTORS

The risks and uncertainties described below are applicable to the operation of our business and to your investment in our company. You should read these risk factors carefully. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

We have debt, trade payables and related interest payment requirements that may restrict our future operations and impair our ability to meet our obligations.

Our debt, trade payables and related interest payment requirements may have important consequences. For instance, it could:

•	make it more difficult or render us unable to satisfy our financial obligations;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. We cannot provide assurance that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations. The successful execution of our business strategy and the maintenance of our economic viability are also contingent upon our ability to meet our financial obligations.

Our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.

In March 2004, we entered into a new term loan, which was subsequently amended in September 2004 (the “Term Loan”), consisting of a $185 million Senior Secured First Lien Term Loan Facility and a $35.0 million Senior Secured Second Lien Term Loan Facility. The Term Loan matures in March 2009 and is secured by substantially all of our oil and gas assets in the Gulf of Mexico and the U.K. Sector – North Sea and is guaranteed by our wholly owned subsidiaries. As of September 30, 2004, we had $219 million principal amount outstanding under the Term Loan. The Term Loan contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also are required to maintain specified financial requirements under the terms of our Term Loan including the following, as defined in the Term Loan:

•	Current Ratio of 1.0/1.0;

•	Consolidated Net Debt to EBITDAX coverage ratio which is not greater than 3.25/1.0 through June 30, 2004 and 3.0/1.0 at each of the quarters ending thereafter;

•	Consolidated EBITDAX to Interest Expense which is not less than 2.5/1.0 for any four consecutive fiscal quarters commencing with the quarter ended June 30, 2004 and at each of the quarters ending thereafter;

•	PV10 of our Total Proved Developed Producing Oil and Gas Reserves to Net Debt of at least 0.5/1.0 at June 30 and December 31 of any fiscal year;

•	PV10 of our Total Proved Oil and Gas Reserves to Net Debt of at least 2.5/1.0 at June 30 and December 31 of any fiscal year;

•	Net Debt to Proved Developed Oil and Gas Reserves of less than $2.50/Mcfe at December 31, 2004 and at each of the years ending thereafter, and

•	the requirement to maintain hedges on no less than 40% of the next twelve months of forecasted production attributable to our proved producing reserves.

These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted. While we were in compliance with all of the financial covenants in our Term Loan at September 30, 2004, during 2003 and in February 2004, we were required to obtain waivers for certain of our financial covenants in our prior credit facility. If we are unable to meet the requirements of our Term Loan or any new financial that we may enter into, we may be required to seek waivers from our lenders and there is no assurance that such waivers would be granted.

Our offshore properties are subject to rapid production declines. Therefore, we are required to replace our reserves at a faster rate than companies whose onshore reserves have longer production periods. We may not be able to identify or complete the acquisition of properties with sufficient proved reserves to implement our business strategy.

Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than production from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial years of production. As our reserves decline from production, we must incur significant capital expenditures to replace declining production. As a result, in order to increase our reserves, we must replace our reserves with newly-acquired properties.

We may not be able to identify or complete the acquisition of properties with sufficient proved undeveloped reserves to implement our business strategy. As we produce our existing reserves, we must identify, acquire and develop properties through new acquisitions or our level of production and cash flows will be adversely affected. The availability of properties for acquisition depends largely on the divesting practices of other natural gas and oil companies, commodity prices, general economic conditions and other factors that we cannot control or influence. A substantial decrease in the availability of proved oil and gas properties in our areas of operation, or a substantial increase in the cost to acquire these properties, would adversely affect our ability to replace our reserves.

Our actual development results are likely to differ from our estimates of our proved reserves. We may experience production that is less than estimated and development costs that are greater than estimated in our reserve reports. Such differences may be material.

Estimates of our natural gas and oil reserves and the costs associated with developing these reserves may not be accurate. Development of our reserves may not occur as scheduled and the actual results may not be as estimated. Development activity may result in downward adjustments in reserves or higher than estimated costs.

Our estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise and the quality and reliability of this data can vary.

Any significant variance could materially affect the estimated quantities and PV-10 of reserves that we disclose publicly. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we will likely adjust estimates of proved reserves to reflect production history, results of development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves may vary materially from our estimates.

Delays in the development of or production curtailment at our material properties may adversely affect our financial position and results of operations.

The size of our operations and our capital expenditure budget limits the number of wells that we can develop in any given year. Complications in the development of any single material well may result in a material adverse affect on our financial condition and results of operations. For instance, during 2003, we experienced unforeseen production delays and increased development costs in connection with the development of our Helvellyn well in the North Sea which, combined with our significant capital requirements for the development of several of our Gulf of Mexico properties, contributed to our constrained liquidity position at the end of 2003.

In addition, a relatively few number of wells contribute to a substantial portion of our production. If we were to experience operational problems resulting in the curtailment of production in any of these wells, our total production levels would be adversely affected, which would have a material adverse affect on our financial condition and results of operations.

If we are not able to generate sufficient funds from our operations and other financing sources, we may not be able to finance our planned development activity or acquisitions or service our debt.

We have historically needed and will continue to need substantial amounts of cash to fund our capital expenditure and working capital requirements. Our ongoing capital requirements consist primarily of funding acquisition, development and abandonment of oil and gas reserves and to meet our debt service obligations. Our capital expenditures for oil and gas properties were approximately $49.4 million, for the first nine months of 2004 and approximately $83.8 million, $34.9 million and $110.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Because we have experienced a negative working capital position in past years, we have depended on debt and equity financing to meet our development, acquisition and working capital requirements.

For 2005, we plan to finance anticipated expenses, debt service and acquisition and development requirements with available cash, funds generated from cash provided by operating activities and net cash proceeds from the sale of assets, debt or equity.

Low commodity prices, production problems, disappointing drilling results and other factors beyond our control could reduce our funds from operations and may restrict our ability to obtain additional financing. Furthermore, we have incurred losses in the past that may affect our ability to obtain financing. In addition, financing may not be available to us in the future on acceptable terms or at all. In the event additional capital is not available, we may curtail our acquisition, drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. In addition, we may not be able to pay interest and principal on our debt obligations.

Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on the prices we realize for our natural gas and oil production. Because approximately 76% of our estimated proved reserves as of December 31, 2003 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices. Our realized prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices increased significantly in late 2000 and early 2001 and steadily declined in 2001, only to climb again in recent years. Among the factors that can cause this volatility are:

•	worldwide or regional demand for energy, which is affected by economic conditions;

•	the domestic and foreign supply of natural gas and oil;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	political conditions in natural gas or oil producing regions;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

•	the price and availability of alternative fuels.

It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

Our price risk management decisions may reduce our potential gains from increases in commodity prices and may result in losses.

We periodically utilize financial derivative instruments and fixed price forward sales contracts with respect to a portion of our expected production. These instruments expose us to risk of financial loss if:

•	production is less than expected;

•	the other party to the derivative instrument defaults on its contract obligations; or

•	there is an adverse change in the expected differential between the underlying price in the financial derivative instrument and the fixed price forward sales contract and actual prices received.

Our results of operations may be negatively impacted by our financial derivative instruments and fixed price forward sales contracts in the future and these instruments may limit any benefit we would receive from increases in the prices for natural gas and oil. For the years ended December 31, 2003, 2002 and 2001, we realized a loss on settled financial derivatives of $16.6 million, $3.4 million and $19.7 million, respectively.

We may incur substantial impairment writedowns.

If management’s estimates of the recoverable reserves on a property are revised downward, if development costs exceed previous estimates or if natural gas and oil prices decline, we may be required to record additional non-cash impairment writedowns in the future, which would result in a negative impact to our financial position. We review our proved oil and gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. To determine if a depletable unit is impaired, we compare the carrying value of the depletable unit to the undiscounted future net cash flows by applying management’s estimates of future oil and gas prices to the estimated future production of oil and gas reserves over the economic life of the property. Future net cash flows are based upon our independent reservoir engineers’ estimates of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis. Fair value is estimated to be the present value of the aforementioned expected future net cash flows. Any impairment charge incurred is recorded in accumulated depreciation, depletion, impairment and amortization to reduce our recorded basis in the asset. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’

estimated reserves, future cash flows and fair value. We recorded no impairments for the first nine months of 2004 and impairments of $11.7 million, $6.8 million and $24.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Management’s assumptions used in calculating oil and gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, impacting our net income or loss and our basis in the related asset. Any change in reserves directly impacts our estimate of future cash flows from the property, as well as the property’s fair value. Additionally, as management’s views related to future prices change, the change will affect the estimate of future net cash flows and the fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

The natural gas and oil business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development activities may be unsuccessful for many reasons, including cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

The natural gas and oil business involves a variety of operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of natural gas, oil and formation water;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	embedded oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses in excess of our insurance coverage as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or leasehold acquisitions, or result in loss of equipment and properties.

Terrorist attacks or similar hostilities may adversely impact our results of operations.

The impact that future terrorist attacks or regional hostilities (particularly in the Middle East) may have on the energy industry in general, and on us in particular, is not known at the time. Uncertainty surrounding military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror or war. Moreover, we have incurred additional costs since the terrorist attacks of September 11, 2001 to safeguard certain of our assets and we may be required to incur significant additional costs in the future.

The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to such attacks have made certain types of insurance more difficult for us to obtain. There can be no assurance that insurance will be available to us without significant additional costs. A lower level of economic activity could also result in a decline in energy consumption that could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Our insurance coverage may not be sufficient to cover some liabilities or losses that we may incur.

The occurrence of a significant accident or other event not fully covered by our insurance could have a material adverse effect on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party contractors and other service providers are used in our offshore operations, we may not realize the full benefit of workmen’s compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.

The acquisition of properties with proved undeveloped reserves requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

The unavailability or increased cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute on a timely basis our development plans within our budget.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our operations, which could have a material adverse effect on our business, financial condition and results of operations. In periods of increased drilling activity in the Gulf of Mexico and the North Sea, we may experience increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf of Mexico and the North Sea also decreases the availability of offshore rigs. These costs may increase further and necessary equipment and services may not be available to us at economical prices.

Competition in our industry is intense, and we are smaller and have a more limited operating history than some of our competitors in the Gulf of Mexico and in the North Sea.

We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in the Gulf of Mexico and in the North Sea for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

We may suffer losses as a result of foreign currency fluctuations.

The net assets, net earnings and cash flows from our wholly owned subsidiaries in the U.K. and the Netherlands are based on the U.S. dollar equivalent of such amounts measured in the applicable functional currency. These foreign operations have the potential to impact our financial position due to fluctuations in the local currency arising from the process of re-measuring the local functional currency in the U.S. dollar. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase our development costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars. We have not utilized derivatives or other financial instruments to hedge the risk associated with the movement in foreign currencies.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our success will depend on our ability to retain and attract experienced geoscientists and other professional staff. As of September 30, 2004, we had 11 engineers, geologist/geophysicists and other technical personnel in our Houston office, three engineers, geologist/geophysicists and other technical personnel in our London location and one engineer in our Netherlands office. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

Rapid growth may place significant demands on our resources.

We have experienced rapid growth in our operations and expect that significant expansion of our operations will continue. Our rapid growth has placed, and our anticipated future growth will continue to place, a significant demand on our managerial, operational and financial resources due to:

•	the need to manage relationships with various strategic partners and other third parties;

•	difficulties in hiring and retaining skilled personnel necessary to support our business;

•	the need to train and manage a growing employee base; and

•	pressures for the continued development of our financial and information management systems.

If we have not made adequate allowances for the costs and risks associated with this expansion or if our systems, procedures or controls are not adequate to support our operations, our business could be adversely impacted.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in the U.S., especially in the Gulf of Mexico and in the North Sea, are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	bonds for ownership, development and production of oil and gas properties;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Members of our management team own a significant amount of common stock, giving them influence or control in corporate transactions and other matters, and the interests of these individuals could differ from those of other shareholders.

Members of our management team beneficially own approximately 37% of our outstanding shares of common stock. As a result, these shareholders are in a position to significantly influence or control the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of an amendment to our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Their control of ATP may delay or prevent a change of control of ATP and may adversely affect the voting and other rights of other shareholders.

Risks Related to Our Common Stock

We do not intend to pay, and are restricted in our ability to pay, dividends on our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our Term Loan prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements that we may enter into from time to time.

Our articles of incorporation and bylaws and the Texas Business Corporation Act contain provisions that could discourage an acquisition or change of control of ATP.

Our articles of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the articles of incorporation and bylaws, such as no cumulative voting rights, limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bylaws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed. In addition, the Texas Business Corporation Act imposes restrictions on mergers and other business combinations between us and any holder of 20% or more of our outstanding common stock.

These provisions of Texas law and our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock.

Future sales of our common stock may result in a decrease in the market price of our common stock, even if our business is doing well.

The market price of our common stock could decline due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur following the offering. This could make it more difficult to raise funds through future offerings of common stock or securities convertible into common stock.

As of December 31, 2004, we had outstanding 28,883,861 shares of our common stock., of which, 10,772,019 shares were beneficially owned by our executive officers and directors. An additional 729,864 shares were issuable to our officers, directors and other employees as of such date through the exercise of stock options. These shares of common stock may be sold in the public markets at any time, subject to the volume and other limitations of Rule 144 under the Securities Act.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered under this prospectus.

SELLING STOCKHOLDERS

We are registering all 4,435,857 shares covered by this prospectus on behalf of the selling shareholders named in the table below. We issued 4,000,000 of these shares, and a member of our management sold 435,857 of these shares, to the selling shareholders in a private placement transaction. We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. See “Plan of Distribution.” None of the selling shareholders has had any material relationship with us within the past three years other than as a result of the ownership of these shares or other securities of ATP.

The table below lists the selling stockholders and other information regarding the ownership of common stock by each of the selling shareholders.

Selling Shareholder	Number of Shares Owned Prior to Offering(1)	Number of Shares Being Offered	Percentage of Shares Owned Prior to Offering	Shares Owned after Offering (2)
				Number	Percent
Colonial Fund LLC (3)	100,000	100,000	*	-0-	*
Knoll Capital Fund II Master Fund Ltd. (4)	702,300	500,000	2.4%	202,300	*
Truk International Fund, L.P. (5)	5,000	5,000	*	-0-	*
Kellogg Capital Group LLC (6)	21,429	21,429	*	-0-	*
Marlin Fund, LP (7)	95,000	95,000	*	-0-	*
Marlin Fund II, LP (7)	17,500	17,500	*	-0-	*
Marlin Fund Offshore, Ltd. (7)	122,500	122,500	*	-0-	*
Marlin Fund Offshore, LDC (7)	15,000	15,000	*	-0-	*
Anchorage Capital Master Offshore, Ltd. (8)	872,169	400,000	3.0%	472,169	1.6%
Imperium Master Fund, LP (9)	1,000,000	1,000,000	3.5%	-0-	*
Presidio Partners L.P. (10)	267,500	52,200	*	215,300	*
Geary Partners, L.P. (10)	90,800	37,400	*	53,400	*
Brady Retirement Fund, L.P. (10)	67,150	10,400	*	56,750	*
Ironman Energy Capital, L.P. (11)	200,000	200,000	*	-0-	*
Corsair Select, L.P. (12)	50,000	50,000	*	-0-	*
Condor Limited Partnership (13)	97,500	97,500	*	-0-	*
Merlin Limited Partnership (13)	34,500	34,500	*	-0-	*
Peregrine Limited Partnership (13)	18,000	18,000	*	-0-	*
Scudder Dreman Small Cap Value Fund (14)	203,300	123,000	*	80,300	*
SVS Dreman Small Cap Value Portfolio (14)	128,300	77,000	*	51,300	*
Forest Hill Select Fund, L.P. (15)	212,256	48,950	*	163,306	*
Forest Hill Select Offshore, Ltd. (15)	20,250	1,050	*	19,200	*
Corsair Capital Partners LP (12)	264,745	180,000	*	84,745	*
Corsair Capital Partners 100 LP (12)	10,803	7,000	*	3,803	*
Corsair Capital Investors Ltd. (12)	37,952	26,000	*	11,952	*
Corsair Long Short International Ltd. (12)	12,000	12,000	*	-0-	*
Straus-GEPT Partners LP (16)	51,000	6,000	*	45,000	*
Straus Partners LP (16)	79,000	9,000	*	70,000	*
Europa International, Inc. (4)	638,100	500,000	2.2%	138,100	*
Truk Opportunity Fund, LLC (5)	66,428	66,428	*	-0-	*
BBT Fund, L.P. (17)	460,000	460,000	1.6%	-0-	*
Concentrated Alpha Partners Fund, L.P. (17)	115,000	115,000	*	-0-	*
Pemigewasset Offshore, LTD. (18)	8,000	8,000	*	-0-	*
Pemigewasset Partners, L.P. (18)	20,000	20,000	*	-0-	*

TOTAL	6,103,482	4,435,857	21.2%	1,667,625	5.8%

*	Less than 1.0%

(1)	Based on total shares outstanding of 28,845,969 at December 17, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock that such holder has the right to acquire within 60 days of the date of this prospectus through the exercise of any option, warrant or right, but we did not include such shares in the calculation this amount for any other holder.
(2)	Assumes that the selling shareholders dispose of all the shares of common stock covered by this prospectus and do not acquire any additional shares of common stock.
(3)	Cary G. Brody is the individual who exercises investment and voting control over the securities for Colonial Fund LLC. He does so as the sole principal and president of Colonial Asset Management Advisors, Inc., the managing member of Colonial Investment Management LLC, which is the managing member of Colonial Fund LLC.
(4)	Knoll Capital Management, as investment manager for the selling shareholder, exercises voting and investment control over these shares.
(5)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the general partner of the selling shareholder, exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by this selling shareholder.
(6)	Charles K. Kellog, as managing member, Mark Schalles and Nicholas Cappelleri, as officers, exercise voting and investment control over these shares.
(7)	Michael W. Masters, as managing member of the investment manager of the selling shareholder, exercises voting and investment control over these shares.
(8)	These shares are registered in the name of “Goldman Sachs & Co.” and are held in the account name indicated in the table. The number of shares held by the selling shareholder includes 350,000 shares of common stock issuable to the holder upon exercise of warrants to purchase shares of common stock. The selling shareholder is a lender under the Company’s bank credit facility.
(9)	Stephen R. Goldfield, as manager of Imperium Capital Management, LLC, the management company for Imperium Master Fund, LP, exercises voting and investment control over these shares.
(10)	William Brady, as general partner of the selling shareholder, exercises voting and investment control over these shares.
(11)	G. Bryan Dutt as the Managing Director of Ironman Energy Capital, L.P. has voting and investment power with respect to the securities held by Ironman Energy Capital, L.P.
(12)	Jay Petschek, as managing member of the general partner of the selling shareholder, exercises voting and investment control over these shares.
(13)	Afton Capital Management LLC, as general partner of each of these selling shareholders, exercises voting and investment control over these shares.
(14)	Nelson Woodard, as managing director, exercises voting and investment control over these shares.
(15)	Mark Lee, as portfolio manager, exercises voting and investment control over these shares.
(16)	Melville Straus, as managing principal, exercises voting and investment control over these shares.
(17)	Sid R. Bass, as President of the Corporate General Partner of the Managing General Partner of BBT Fund, L.P. and President of the Corporate Partner of the Managing General Partner of Concentrated Alpha Partners, L.P., exercises voting and investment control over these shares.
(18)	James B. Vose, as managing member of the general partner of Pemigewasset Partners, L.P. and managing member of the investment manager of Pemigewasset Offshore, LTD., exercises voting and investment control over these shares.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. Distributions of the shares by the selling shareholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale or at negotiated prices. The selling shareholders may effect such transactions by selling the securities to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the securities for whom they may act as agent. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling shareholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the securities under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders also may sell securities short and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

The selling shareholders and any underwriters, dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling shareholders will sell any or all of the securities offered under this prospectus.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements ATP Oil & Gas Corporation and subsidiaries (“ATP”) as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP (“KPMG”), an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 and 2002 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003 and the adoption of the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001.

On April 16, 2004, the Audit Committee of the Board of Directors dismissed KPMG as ATP’s independent auditors upon the conclusion of services related to the fiscal year ending December 31, 2003. On April 19, 2004, the Audit Committee voted to engage Deloitte & Touche to serve as ATP’s independent auditors for the fiscal year ending December 31, 2004. KPMG’s audit reports on ATP’s consolidated financial statements as of and for the years ended December 31, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG’s audit reports on the consolidated financial statements of ATP as of and for the years ended December 31, 2003 and 2002, contained a separate paragraph stating that “As discussed in Note 3 to the financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations, and effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments.” These changes were made and this explanatory language was included pursuant to the required adoption on January 1, 2003 of Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” and the required adoption on January 1, 2001 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.

During ATP’s two most recent fiscal years and through April 16, 2004, the date of cessation of our audit relationship with KPMG, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter in connection with its report on ATP’s consolidated financial statements for such years. Additionally, during this time frame, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K promulgated under the Exchange Act. The Audit Committee of ATP requested KPMG to furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of that letter, dated April 23, 2004, was filed as Exhibit 16.1 to our Current Report on Form 8-K dated April 16, 2004 and filed April 23, 2004.

Certain estimates of proved oil and gas reserves for ATP Oil & Gas Corporation referred to and incorporated by reference herein were based upon engineering reports prepared by Ryder Scott Company, L.P. and Troy-Ikoda Limited, independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of each such firm in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington D.C. by calling the SEC at 1-800-SEC-0330.

We also file such information with the Nasdaq National Market. Our reports, proxy and information statements and other information can be read and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 or on any Current Report on Form 8-K) until all of the securities described in this prospectus are sold:

•	the description of our common stock contained in our registration statement on Form 8-A dated January 25, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	our quarterly reports on Form 10-Q for each of the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and

•	our current reports on Form 8-K filed on February 27, 2004, April 1, 2004, April 23, 2004, May 17, 2004, August 4, 2004, September 30, 2004, November 5, 2004 and December 3, 2004 (excluding any information furnished pursuant to Item 9, Item 12, Item 2.02 or Item 7.01 of any such current report).

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

(713) 622-3311

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE STATEMENTS AND REPRESENTATIONS CONTAINED WITHIN THIS PROSPECTUS ARE TRUE AND CORRECT AS OF THE DATE INDICATED ON THE COVER PAGE. THE DELIVERY OF THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, CREATE THE IMPLICATION THAT THERE HAS BEEN NO CHANGE SINCE THAT DATE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED SECURITIES TO WHICH THE PROSPECTUS RELATES. MOREOVER, THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL.

4,435,857 Shares

ATP OIL & GAS CORPORATION

Common Stock

PROSPECTUS

                        , 2005

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by ATP Oil & Gas Corporation in connection with the registration of the shares of common stock covered by this prospectus. All the amounts shown are estimates, except the registration fee.

SEC Registration Fee	$9,336
Legal Fees and Expenses	25,000
Accountant’s Fees and Expenses	40,000
Printing Expenses	5,000
Miscellaneous	10,000

Total	$89,336

We have agreed to pay all fees and expenses incident to the registration of the shares.

Item 15. Indemnification of Directors and Officers.

Article 2.02.A.(16) and Article 2.02-1 of the Texas Business Corporation Act and Article IX of the Amended and Restated Bylaws of ATP Oil & Gas Corporation (the “Company”) provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, the Company has purchased insurance against certain costs of indemnification that may be incurred by it and by its officers and directors.

Additionally, Article IX of the Company’s Restated Articles of Incorporation provides that a director of the Company is not liable to the Company for monetary damages for any act or omission in the director’s capacity as director, except that Article IX does not eliminate or limit the liability of a director for (i) breaches of such director’s duty of loyalty to the Company and its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) transactions from which a director receives an improper benefit, irrespective of whether the benefit resulted from an action taken within the scope of the director’s office, (iv) acts or omissions for which liability is specifically provided by statute and (v) acts relating to unlawful stock repurchases or payments of dividends.

Article IX also provides that any subsequent amendments to Texas statutes that further limit the liability of directors will inure to the benefit of the directors, without any further action by shareholders. Any repeal or modification of Article IX shall not adversely affect any right of protection of a director of the Company existing at the time of the repeal or modification.

Item 16. Exhibits.

The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:

Exhibit No.	Exhibits
4.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of ATP’s registration statement No. 333-46034 on Form S-1).

4.2	Restated Bylaws (incorporated by reference to Exhibit 3.2 of ATP’s registration statement No. 333-46034 on Form S-1).

4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of ATP’s registration statement No. 333-46034 on Form S-1).

5.1+	Opinion of Vinson & Elkins L.L.P.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Ryder Scott Company.

23.3*	Consent of Troy-Ikoda Limited.

23.4+	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

24.1+	Powers of Attorney.

*	Filed herewith.
+	Previously filed

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 11, 2005.

ATP OIL & GAS CORPORATION

By:	/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on February 11, 2005.

Signature	Title

* T. Paul Bulmahn	Chairman of the Board of Directors, President and Director (Principal Executive Officer)

/s/ Albert L. Reese, Jr. Albert L. Reese, Jr.	Chief Financial Officer (Principal Financial Officer)

* Keith R. Godwin	Chief Accounting Officer (Principal Accounting Officer)

* Chris A. Brisack	Director

* Arthur H. Dilly	Director

* Gerard J. Swonke	Director

* Robert C. Thomas	Director

* Walter Wendlandt	Director

* By:	/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr.
Attorney-in-Fact

EXHIBIT INDEX

The following documents are filed as exhibits to this amendment to the Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:

Exhibit No.	Exhibits
4.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of ATP’s registration statement No. 333-46034 on Form S-1).

4.2	Restated Bylaws (incorporated by reference to Exhibit 3.2 of ATP’s registration statement No. 333-46034 on Form S-1).

4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of ATP’s registration statement No. 333-46034 on Form S-1).

5.1+	Opinion of Vinson & Elkins L.L.P.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Ryder Scott Company.

23.3*	Consent of Troy-Ikoda Limited.

23.4+	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

24.1+	Powers of Attorney.

*	Filed herewith.
+	Previously filed